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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2006

Commission File Number: 0-30150

----------------------------------------------------

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated June 26, 2006
2	Material Change Report dated June 26, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2006	BUFFALO GOLD LTD. By: Damien Reynolds --------------------------------------- Name: Damien Reynolds, Title: Chairman of the Board

24TH Floor - 1111 W. Georgia St.

Vancouver, BC, Canada V6E 4M3

Phone: 604.685.5492 Fax: 604.685.2536

www.buffalogold.ca

June 26, 2006

Trading Symbol:  TSXV – BUF.U

OTC\BB  – BYBUF

Frankfurt – B4K

BUFFALO GOLD INTERSECTS 114.8 m OF 4.03 g/t GOLD AT

MT. KARE GOLD PROJECT

Pre-feasibility Study expanded and Resource Estimate confirmed

Vancouver, B.C., June 26th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce assay results from the first thirteen drill holes from its infill drilling program at the Mt. Kare Gold Project in Papua New Guinea. Highlights of the drill results include:

•

114.8 metres of 4.03 g/t gold in hole MK06-38

•

9.1 metres of 13.11 g/t gold in hole MK06-09 (Hole abandoned while still in mineralization due to drill conditions.  Buffalo plans to redrill the hole.)

•

56.0 metres of 3.76 g/t gold in hole MK06-19

A summary of drill intersections can be found below in Table 1.

The drilling results confirm the well-mineralised nature of the Western Roscoelite Zone (WRZ) which is the main target of the Mt. Kare project.  These drill results will be used in the recalculation of the resource estimate as part of the planned pre-feasibility study.

BUFFALO EXPANDS SCOPE OF PRE-FEASIBILITY STUDY

Buffalo has now expanded its 2006 drill plans for the Mt. Kare project, increasing the program to 6500 metres to include additional targets.  A second diamond drill has been mobilized to the project to speed up the completion of the remaining infill drill holes and to drill step-out and exploration holes.

The infill and step-out drilling will concentrate on the Western Roscoelite Zone which is the main target of a planned pre-feasibility study originally scheduled for completion in November 2006.  However, the Company believes that there is significant additional mineral potential outside of the Western Roscoelite zone.  Buffalo has therefore decided to drill test additional targets defined through the interpretation of geophysical surveys and surface exploration so that they may be included in the pre-feasibility study and in the overall development plan. The plan now is to complete the expanded pre-feasibility study by June 2007, many aspects of which are already underway.

MT. KARE RESOURCE AT 1.8 MILLION OUNCES GOLD

Watts Griffis McOuat (WGM) completed a resource estimate for the Mt. Kare deposit in January 2000. This historical resource calculation was recently reviewed by Snowden Mining Industry Consultants (Snowden) as part of their NI 43-101 technical report completed in March 2006.  Snowden concluded that the 2000 estimate by WGM was in accordance with the JORC Code (2004) and the standards for reporting Mineral Resources defined in NI 43-101.

Mt. Kare Resource Estimate

(From the Mt. Kare Audit and Resource Estimate prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat ("WGM") in November of 1998 and updated by WGM in January of 2000. Based on a block-model cut-off grade of 1.0 g/t Au-equivalent with the cutting off of high grade Au assays at 30 g/t.  Verified by Snowden Mining Industry Consultants, March 2006)

Resource Classification	Million Tonnes	Au g/t	Ag g/t
Indicated Mineral Resources	14.68	2.36	33.7
Inferred Mineral Resources	10.85	1.98	22.7

The resource estimate will be updated as part of the planned pre-feasibility study.

Table 1. Summary of Mt. Kare 2006 Drill Intersections to June 20th
Drill Hole*	From	To	Length	Gold	Silver
	(m)	(m)	(m)	(g/t)	(g/t)
MK06-03	1.5	40.0	38.5	3.02	3.45
including	1.5	15.0	13.5	5.60	3.15
MK06-04	No significant results
MK06-05	46.0	48.0	2.0	2.52	21.75
MK06-06	29.5	61.0	31.5	1.75	22.37
including	52.5	59.0	6.5	4.05	50.41
MK06-08	1.5	16.0	14.5	1.54	26.85
MK06-09**	1.5	22.0	20.5	1.91	32.32
and	43.0	52.1	9.1	13.64	4.55
MK06-19**	40.8	96.8	56.0	3.76	32.60
including	76.0	96.8	20.8	7.97	21.53
MK06-22	43.0	68.0	25.0	1.51	11.20
and	86.0	90.0	4.0	2.83	1.23
MK06-23	10.2	18.5	8.3	2.05	45.85
MK06-24	22.0	33.0	11.0	1.33	7.27
and	51.0	72.0	21.0	3.31	20.37
including	66.0	72.0	6.0	6.37	14.15
MK06-31	6.0	12.0	6.0	1.84	5.50
MK06-32	27.0	56.0	29.0	1.86	16.02
MK06-38	18.20	133.0	114.8	4.03	23.10
including	51.0	69.0	18.0	7.74	63.68

*Holes are not drilled in numerical or sequential order.

**Incomplete intersection, borehole abandoned.

True widths from the drill intersections have not yet been estimated.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, PGeol., President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at www.buffalogold.ca.

On behalf of the Board of Directors of

BUFFALO GOLD LTD.

     “Damien Reynolds”

_________________________________

Damien Reynolds,

Chair of the Board of Directors

and Chief Executive Officer

For further information please contact:

Julie Hajduk, Investor Relations

E-mail: julie@buffalogold.ca

Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

CAUTIONARY NOTE TO U.S. INVESTORS – THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) PERMITS MINING COMPANIES IN FILINGS WITH THE SEC TO DISCLOSE ONLY THOSE MINERAL DEPOSITS THAT A COMPANY CAN ECONOMICALLY AND LEGALLY EXTRACT OR PRODUCE. THE COMPANY USES CERTAIN TERMS IN THIS NEWS RELEASE, SUCH AS “INFERRED RESOURCE”, THAT THE SEC GUIDELINES STRICTLY PROHIBIT FROM INCLUDING IN FILINGS WITH THE SEC. U.S. INVESTORS ARE URGED TO CONSIDER CLOSELY THE DISCLOSURE CONTAINED IN THE COMPANY’S FORM 20-F REGISTRATION STATEMENT, FILE NO. 000- 30150. THE COMPANY’S FILINGS ARE AVAILABLE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV/EDGAR.SHTML.

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

24th Floor, 1111 West Georgia Street

Vancouver, BC  V6E 4M3

Item 2

Date of Material Change

June 26, 2006

Item 3

News Release

A press release was issued on June 26, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo provides an update on its Mt. Kare Gold Project including assay results, pre-feasibility study expansion and confirmation of resource estimate.

Item 5

Full Description of Material Change

Please attached Schedule "A"

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

June 26, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

_______________________

Damien Reynolds,

Chairman of the Board of Directors

SCHEDULE "A"

BUFFALO GOLD INTERSECTS 114.8 m OF 4.03 g/t GOLD AT

MT. KARE GOLD PROJECT

Pre-feasibility Study expanded and Resource Estimate confirmed

Vancouver, B.C., June 26th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U) is pleased to announce assay results from the first thirteen drill holes from its infill drilling program at the Mt. Kare Gold Project in Papua New Guinea. Highlights of the drill results include:

•

114.8 metres of 4.03 g/t gold in hole MK06-38

•

9.1 metres of 13.11 g/t gold in hole MK06-09 (Hole abandoned while still in mineralization due to drill conditions.  Buffalo plans to redrill the hole.)

•

56.0 metres of 3.76 g/t gold in hole MK06-19

A summary of drill intersections can be found below in Table 1.

The drilling results confirm the well-mineralised nature of the Western Roscoelite Zone (WRZ) which is the main target of the Mt. Kare project.  These drill results will be used in the recalculation of the resource estimate as part of the planned pre-feasibility study.

BUFFALO EXPANDS SCOPE OF PRE-FEASIBILITY STUDY

Buffalo has now expanded its 2006 drill plans for the Mt. Kare project, increasing the program to 6500 metres to include additional targets.  A second diamond drill has been mobilized to the project to speed up the completion of the remaining infill drill holes and to drill step-out and exploration holes.

The infill and step-out drilling will concentrate on the Western Roscoelite Zone which is the main target of a planned pre-feasibility study originally scheduled for completion in November 2006.  However, the Company believes that there is significant additional mineral potential outside of the Western Roscoelite zone.  Buffalo has therefore decided to drill test additional targets defined through the interpretation of geophysical surveys and surface exploration so that they may be included in the pre-feasibility study and in the overall development plan. The plan now is to complete the expanded pre-feasibility study by June 2007, many aspects of which are already underway.

MT. KARE RESOURCE AT 1.8 MILLION OUNCES GOLD

Watts Griffis McOuat (WGM) completed a resource estimate for the Mt. Kare deposit in January 2000. This historical resource calculation was recently reviewed by Snowden Mining Industry Consultants (Snowden) as part of their NI 43-101 technical report completed in March 2006.  Snowden concluded that the 2000 estimate by WGM was in accordance with the JORC Code (2004) and the standards for reporting Mineral Resources defined in NI 43-101.

Mt. Kare Resource Estimate

(From the Mt. Kare Audit and Resource Estimate prepared on behalf of Madison Enterprises Corporation by Watts Griffis and McOuat ("WGM") in November of 1998 and updated by WGM in January of 2000. Based on a block-model cut-off grade of 1.0 g/t Au-equivalent with the cutting off of high grade Au assays at 30 g/t.  Verified by Snowden Mining Industry Consultants, March 2006)

Resource Classification	Million Tonnes	Au g/t	Ag g/t
Indicated Mineral Resources	14.68	2.36	33.7
Inferred Mineral Resources	10.85	1.98	22.7

The resource estimate will be updated as part of the planned pre-feasibility study.

Table 1. Summary of Mt. Kare 2006 Drill Intersections to June 20th
Drill Hole*	From	To	Length	Gold	Silver
	(m)	(m)	(m)	(g/t)	(g/t)
MK06-03	1.5	40.0	38.5	3.02	3.45
including	1.5	15.0	13.5	5.60	3.15
MK06-04	No significant results
MK06-05	46.0	48.0	2.0	2.52	21.75
MK06-06	29.5	61.0	31.5	1.75	22.37
including	52.5	59.0	6.5	4.05	50.41
MK06-08	1.5	16.0	14.5	1.54	26.85
MK06-09**	1.5	22.0	20.5	1.91	32.32
and	43.0	52.1	9.1	13.64	4.55
MK06-19**	40.8	96.8	56.0	3.76	32.60
including	76.0	96.8	20.8	7.97	21.53
MK06-22	43.0	68.0	25.0	1.51	11.20
and	86.0	90.0	4.0	2.83	1.23
MK06-23	10.2	18.5	8.3	2.05	45.85
MK06-24	22.0	33.0	11.0	1.33	7.27
and	51.0	72.0	21.0	3.31	20.37
including	66.0	72.0	6.0	6.37	14.15
MK06-31	6.0	12.0	6.0	1.84	5.50
MK06-32	27.0	56.0	29.0	1.86	16.02
MK06-38	18.20	133.0	114.8	4.03	23.10
including	51.0	69.0	18.0	7.74	63.68

*Holes are not drilled in numerical or sequential order.

**Incomplete intersection, borehole abandoned.

True widths from the drill intersections have not yet been estimated.  All samples were analysed for gold by PT Intertek Utama Services in Jakarta, part of an internationally recognized lab testing group with ISO 17025 accreditation at the Jakarta facility.   Samples were analysed using a 50g fire assay with AA finish for gold and an aqua regia digestion, ICP-OES finish for silver.

Mr. Brian McEwen, PGeol, President and COO, Buffalo Gold, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Buffalo Gold Ltd., headquartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.